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                           December 2, 2022

       Ajit Ramalingam
       Senior Vice President, Chief Accounting Officer
       Bio-Rad Laboratories, Inc.
       1000 Alfred Nobel Drive
       Hercules, CA 94547

                                                        Re: Bio-Rad
Laboratories, Inc.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Response Dated May
11, 2022
                                                            File No. 001-07928

       Dear Ajit Ramalingam:

               We have reviewed your May 11, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Consolidated Financial Statements, page 38

   1. In light of the significance of your investment in Sartorius we believe additional information is
necessary to enable an investor to better evaluate Sartorius    operations,
                                                        financial condition and
prospects. Please expand your disclosure in future filings to address the
aforementioned, and include summarized financial information consistent with
                                                        Rule 1-02(bb) of
Regulation S-X and summarized cash flow information. Please provide us your proposed
disclosure.



               You may contact Michael Fay at 202-551-3812 or Brian Cascio, Accounting Branch
       Chief, at 202-551-3676 if you have any questions.
 Ajit Ramalingam
Bio-Rad Laboratories, Inc.
December 2, 2022
Page 2

                                          Sincerely,
FirstName LastNameAjit Ramalingam
                                          Division of Corporation Finance
Comapany NameBio-Rad Laboratories, Inc.
                                          Office of Industrial Applications and
December 2, 2022 Page 2                   Services
FirstName LastName